UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Commission File No. 000-32899

TRADE WIND COMMUNICATIONS LIMITED
(Translation of registrant's name into English)

Level 9, 220 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TRADE WIND COMMUNICATIONS LIMITED

Report for Quarter Ended September 30, 2003

Quarterly Report

Form 51-901F

Issuer Details

Name of Issuer	For quarter	Date of Report
Ended
Trade Wind Communications Limited	September 30, 2003	November 28, 2003
Issuer's Address
Level 3, 120 Sussex Street
City Province Postal Code	Issuer Fax No.	Contact Telephone No
Sydney NSW 2000	+61 2 9250 8890	+61 2 9250 8888
Contact Person	Contact's Position	Contact Telephone No
Frank Favretto	Chairman	+61 2 9250 8888

Company Web Address	Contact Email Address

www.tradewind.com.au	ffavretto@tradewind.com.au

Certificate

The three schedules required to complete this Quarterly Report are attached and the disclosure
Contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will
Be provided to any shareholder that requests it.

Director's Signature	Print Full Name	Date Signed
"Frank Favretto"	F Favretto	November 28, 2003

Director's Signature	Print Full Name	Date Signed
"Kevin Levine"	K B Levine	November 28, 2003

The Company has two divisions:

Voice and Data Systems - recognized as a leading provider of technology solutions in the field of mission critical voice and data communications, paging infrastructure and electronic displays.

Flexemessaging - a multi channel, large-scale messaging, business to business (B2B), Application Service Provider, providing delivery of information via fax, e-mail and SMS on behalf of its high profile customer base.

SCHEDULE A Financial Information

Unaudited financial statements follow

Consolidated Balance Sheets for the three months

ended September 30, 2003 and 2002(unaudited)

(Expressed in Australian Dollars)

		Note	30 September 2003	30 September 2002
			$000's	$000's
Assets
Current
Cash			198.3	358.0
Receivables			595.1	873.2
Inventory			-	140.6
			793.4	1,371.8

Capital assets			99.1	221.7
Goodwill			0.0	0.0
Other			36.2	31.8
			135.3	253.5

			928.7	1,625.3

Liabilities and Shareholders' Equity

Current
Accounts payable		2	1,857.1	2,207.7
Loans Payable			251.1	236.5
Customer Deposits and Deferred Revenue			127.8	164.0
			2,236.0	2,608.2
Non Current
Other loans			1,548.8	456.3
Employee entitlements payable			9.8	184.4
			1,558.6	640.7

Total Liabilities			3,794.6	3,248.9

Shareholders' Equity
Share Capital		3	1,465.9	1,370.3
Reserves		4	7,444.4	6,525.6
(Accumulated deficit)			(11,776.2)	(9,519.5)
			(2,865.9)	(1,623.6)

Approved by the Board			928.7	1,625.3

"Frank Favretto"	"Kevin Levine"
F Favretto	K B Levine

Consolidated Statements of operations for the three months ended

September 30, 2003 and 2002 (unaudited)

(Expressed in Thousands of Australian Dollars)

	3 MONTHS ENDED SEPTEMBER 30, 2003
	Voice & Data	Flexemessaging	Head Office	Total
Revenue
Sales	35.1	516.9	-	552.0
Service	123.6	-	-	123.6
	158.7	516.9	-	675.6
Cost of Sales	10.1	96.7	-	106.8
Gross Profit	148.6	420.2	-	568.8
Operating Expenses
Selling, general and admin	88.7	443.3	490.4	1,022.4
Voluntary Administration	(37.9)	(341.4)	(57.1)	(436.4)
Operating (loss)/income	97.8	318.3	(433.3)	(17.2)
Goodwill Amortisation
Interest/other income	-	-	1.0	1.0
Interest expense			(4.2)	(4.2)
Net Profit / (Loss)	97.8	318.3	(436.5)	(20.4)
Accumulated deficit, beginning of period				(11,755.8)
Accumulated deficit, end of period				(11,776.2)
Net loss per share (cents)				(3.16)
Weighted average number of shares issued				37,277,908

	3 Months Ended September 30, 2002
Revenue
Sales	285.2	805.1	-	1,090.3
Service	167.3	-	-	167.3
	452.5	805.1	-	1,257.6
Cost of Sales	200.6	308.7	-	509.3
Gross Profit	251.9	496.4	-	748.3
Operating Expenses
Selling, general and admin	281.9	533.8	448.7	1,264.4
Head Office Reallocations	110.0	95.0	(205.0)	-
Operating (loss)/income	(140.0)	(132.4)	(243.7)	(516.1)
Goodwill Amortisation			(47.4)	(47.4)
Interest/other income	-	-	4.9	4.9
Interest expense	(0.4)	(0.4)	(22.3)	(23.1)
Net loss	(140.4)	(132.8)	(261.1)	(534.3)
Accumulated deficit, beginning of period				(8,985.2)
Accumulated deficit, end of period				(9,519.5)
Net loss per share (cents)				(1.71)
Weighted average number of shares issued				31,200,800

Consolidated Statements of Changes in Financial Position

for the three months ended September 30, 2003 and 2002 (unaudited)

(Expressed in Australian Dollars)

	30 September 2003	30 September 2002
	$'000	$'000

Cash provided/(used) by:

Operating Activities
Operations
Net loss for the period	(20.4)	(534.3)
Items not involving cash:
Amortisation	96.2	28.0
	75.8	(506.3)

Increase/(decrease) from changes in:
Accounts receivable	(11.3)	(79.0)
Inventory	-	25.2
Accounts payable	(1,206.9	129.3
Employee entitlements payable	(60.9)	5.9
	(1,279.1)	81.4

Investing Activities
Investments in:
- Capital assets	(11)	(109.6)
	(11)	(109.6)
Financing Activities
Loans raised	1,266.1	-
Proceeds from Private Placements	-	200.9
	1,266.1	200.9

Increase (decrease) in Cash	51.8	(333.6)
Cash at beginning of period	146.5	691.6
Cash at end of period	198.3	358.0

Notes on the Financial Statements

NOTE 1 SEGMENTED FINANCIAL INFORMATION

The analysis of total assets is as follows:

	30 September ($'000)
	2003	2002

Voice & Data	129.6	320.5
Flexemessaging	591.3	489.5
Head Office	207.8	815.3
	928.7	1,625.3

NOTE 2 ACCOUNTS PAYABLE

	30 September ($'000)
	2003	2002

Trade Creditors	1,785.3	1,986.7
Employee entitlements and bonus provision	71.8	221.0
	1,857.1	2,207.7

NOTE 3 SHARE CAPITAL

	Number of Shares	$'000
Balance June 30,2003	36,452,908	1,453.6

Shares to be issued under Private Placement	825,000	12.3

Balance September 30, 2003	37,277,908	1,465.9

NOTE 4 RESERVES

$'000

Balance June 30, 2003	7,444.4

Balance September 30, 2003	7,444.4

NOTE 5 EXCHANGE RATES

As at September 30, 2003 the exchange rate between the Canadian dollar and the Australian dollar was approximately A$1.00 = C$0.92 (September 30, 2002: A$1.00 =C$0.86).

SCHEDULE B Supplementary Information

Securities issued during the period

No shares where issued in the quarter to September 2003.

Authorised Capital at September 30, 2003.

5,000,000,000 Common shares with a par value of US$0.01

Issued Capital at September30, 2003.

37,277,908 Common shares with a par value of US$0.01

Summary of Options at September 30, 2003.

A total of 4,448,452 incentive stock options were outstanding at September 30, 2003 exercisable at prices ranging from C$0.30 to C$0.55. These options expire on the dates that are the earlier of those as set out below and the 30th day following the day on which the optionee ceases to be a director, senior officer or employee of the Company or its related corporations.

No of Options	Date of Issue	Exercise Price	Date of Expiry
36,000 *	September 1, 1998	C$ 0.30	September 1, 2003
146,800 *	February 22, 2000	C$ 0.30	February 22, 2005
1,485,652 *	Feb 5, 2001	C$ 0.30	Feb 5, 2006
730,000 **	March 18, 2002	C$ 0.30	March 18, 2007
600,000 *	September 18, 2002	C$ 0.35	September 18, 2007
650,000 ***	September 18, 2002	C$ 0.45	September 18, 2007
200,000 **	January 2, 2003	C$ 0.30	January 2, 2008
600,000 ****	April 1, 2003	C$ 0.40 - C$ 0.55	April 1, 2008
4,448,452

* Fully vested

** 25% vesting immediately, 25% vesting in six months from date of issue, 25% vesting in twelve months from date of issue, 25% vesting in eighteen months from date of issue.

*** 100% vest on June 30, 2004.

**** 33.33% vesting on July 1, 2003, 33.33% vesting on July1, 2004 and 33.33% vesting on July 1, 2005.

Summary of Warrants at September 30, 2003.

A total of 1,840,363 warrants were outstanding at September 30, 2002

Issue date	Warrants Outstanding	Note
Mar 04, 2002	1,840,363	(ii)
	1,840,363

Note (i) Warrants vest in part every three months after February 28, 2002 in four equal instalments with the first instalment excercisable at C$0.20, the second at C$0.30, the third at C$0.40 and the fourth at C$0.50. Warrants expire on February 28, 2004.

Shares subject to Vancouver Stock Exchange see share sale restrictions

There were no shares subject to resale restrictions at 30 September 2003

Shares subject to pooling arrangements

There where no shares subject to pooling arrangements at 30 September 2003

Directors

At September 30, 2003 the directors of the Company were Kevin Levine, Peter Hawkins and Frank Favretto. The officers of the company were Frank Favretto, Chairman, Kevin Levine, Deputy CEO and CFO; Sion Grand, Company Secretary. With effect from September 24, 2003, Dr M Hemmerling resigned as Chief Executive Officer and Director of TWC and was replaced by Mr F Favretto, who has taken up the role of Executive Chairman.

SCHEDULE C MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

Consolidated Results of Operations

Consolidated revenues decreased by 46% to $675,600 for the three months ended September 30, 2003, as compared to $1,257,600 for the three months ended September 30, 2002. The decrease is mainly attributed to a 65% drop in sales in the voice and data division revenue resulting from the sale of the Multitone business as well as a decrease in moves, adds and changes. There was also a decrease in the flexemessaging division revenues due to the sale of the discretionary messaging business to Xpedite in August. As a result of decreased sales volumes, cost of sales decreased by 80% to $106,800 from $509,300 in the prior period mainly due to reporting high margin revenue. Cost of sales as a percentage of revenue decreased to 16%, compared to 41 % in the corresponding period. Before Voluntary Administration ("VA") adjustments, total operating expenses decreased 19 % to $1,022,400 from $1,264,400 in the prior period. Including VA adjustments, expenses for the period where reduced to $586,000. The VA process has allowed the company to reduce its cash burn and operating expenses as a result of substantial headcount reductions and other operational expense reductions. The net loss for the three months ended Septmber 30, 2003 was $20,400 compared to the net loss reported for the three months ended September 30, 2002 of $534,300..

A detailed explanation of the results by operating division follows.

Flexemessaging

Revenues. Revenue decreased 36% to $516,900 for the three months ended September30, 2002 from $805,100 for the three months ended September 30, 2000. This is a result of only reporting discretionary sales for two months out of three months for this quarter due to the sale of the discretionary business, as well as a fall in discretionary spending and customers now utilising the email services as opposed to the fax service, which generate lower revenues. The sale of the discretionary business however now positions the company to solely focus on its Emdirect product offering and becoming a leading electronic bill presentment company. This will result in the company being able to secure non-discretionary recurring revenue streams in the future and achieving higher margins due the added value offering of the product.

Cost of sales. Cost of sales comprises domestic, long distance and international termination charges. These are variable costs based on actual volumes. Cost of sales amounted to $96,700 for the three months ended September 30, 2003 compared to $308,700 for the prior period. Cost of sales as a percentage of revenue decreased to 19% for the three months ended September 30, 2003 compared to 38% for the corresponding period as a result of the produce and revenue mix.

Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation, and other expenses incurred in running the operation. Before the VA adjustments, total operating expenses for the three months ended September 30, 2003 amounted to $443,300 resulting in a decrease of 17 % as compared to $533,800 in the corresponding period. The VA process resulted in the creditors accepting approx 12 cents in the dollar for amounts owed prior to 4th July 2003. The balances of the invoices where then written off and the expenses reversed, resulting in a positive impact on the P&L. The VA however also incurred associated expenses as well as a number of staff termination payouts. The net effect of these entries resulted in a positive impact on the P&L of $341,000 and hence bringing the expenses for the September 2003 quarter down to $101,900.

Voice and Data Division

Revenues. Revenues consist of sales from systems integration solutions for voice, electronic display, call recording and data applications. Revenues decreased 65% to $158,700 for the three months ended September 30, 2003, from $452,500 for the three months ended September 30, 2002. This is mainly due to the sale of the Multitone business in March 2003 and a reduction in moves, adds and changes revenue. Service revenues decreased by 26% to $123,600, as compared to $167,300 for the three months ended September 30, 2002.

Cost of sales. Cost of sales consists of the purchase of third party product, necessary to complete the systems integration solution. Cost of sales for the three months ended September 30, 2003 amounted to $10,100 compared to $200,600 for the comparative quarter as a result of reduced sales volumes and the revenue being mainly from service contracts that have a low cost base. Cost of sales as a percentage of revenue decreased to 6% for the current fiscal period from 44 % for the three months ended September 30, 2002.

Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation and other expenses incurred in running the operation. Before the VA adjustments, total operating expenses for the three months ended September 30, 2003 amounted to $88,700 resulting in a decrease of 69 % as compared to $281,900 in the corresponding period. The VA process resulted in the creditors accepting approx 12 cents in the dollar for amounts owed prior to 4th July 2003. The balances of the invoices where then written off and the expenses reversed, resulting in a positive impact on the P&L. The VA however also incurred associated expenses as well as a number of staff termination payouts. The net effect of these entries resulted in a positive impact on the P&L of $37,900 and hence bringing the expenses for the September 2003 quarter down to $50,800

Liquidity and Capital Resources - Three Months to September 30, 2003

Receivables at September 30, 2003 were $595,100 as compared with $873,200 at September 30, 2002 due to an emphasis on debtor collections and reductions in sales.

Current liabilities at September 30, 2003 net of customer deposits and deferred revenue were $2.236 million down from $2,608 million at September 30, 2002 as a result of the VA process.

The Company's cash and cash equivalents at September 30, 2003 amounted to $198,300, an decrease of $159,700 from the September 30, 2002 balance of $358,000. The decrease is attributable due to the loss from operations and costs associated with the VA process.

Investor relations activities - Three Months to September 30, 2002

During the quarter under review, representatives of the Company met with stockbrokers and potential equity investors to increase awareness of the Company's operations. As part of its investor relations program, the Company disseminated publicly available information to its contact list.

Events subsequent to September 30, 2002

There where no subsequent events after September 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date: December 30, 2003

/s/ Frank Favretto
_____________________________
Frank Favretto
Chairman